VIA EDGAR

April 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Poseida Therapeutics, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-229135) CIK No. 0001661460

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Poseida Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-229135) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on January 4, 2019.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact Sean M. Clayton of Cooley LLP at (858) 550-6034.

Sincerely,

/s/	Eric M. Ostertag
Eric M. Ostertag Chief Executive Officer

cc:	Mark Gergen, Poseida Therapeutics, Inc.
Sean M. Clayton, Cooley LLP

9390 Towne Center Drive, Suite 200 • San Diego, CA 92121 • www.poseida.com